VIA EDGAR

June 19, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Coventry Health Care, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 28, 2007

File No. 001-16477

Dear Mr. Rosenberg:

This letter is the response of Coventry Health Care, Inc. (“Coventry,” “we,” “us,” “our” or the “Company”) to the Staff's comment letter dated June 5, 2007 with regard to the above filing.

The Company acknowledges that it is responsible for the accuracy and adequacy of disclosures made in the filing referred to above, and that SEC staff comments or changes in response to SEC staff comments in the Company's disclosure filings do not foreclose the SEC from taking action with respect to any filing. The Company acknowledges that it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company’s responses to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the comment letter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2006.

Item 7. Management's Discussion and Analysis of Financial Condition of Results of Operations

Critical Accounting Policies and Estimates, Revenue Recognition page 34

Comment 1

Please provide us, in disclosure type format, the following information:

a.

In a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self- pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

6705 Rockledge Drive – Suite 900 – Bethesda, MD 20817-1850

301-581-0600 – 800-843-7421

Mr. Jim B. Rosenberg

June 19, 2007

b.

If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Response to Comment 1

Generally, we consider amounts uncollected at the end of the current month service period to be past due. As noted in the revenue recognition section of our critical accounting policies, billings for a majority of our operations are sent to our customers in the month preceding the month of coverage. As a result, premium revenues are typically received at the beginning of the covered month and are recorded as deferred revenue until the services are completed and the revenue is earned. Accordingly, we do not experience a significant amount of bad debt. As also noted in the revenue recognition section of our critical accounting policies, we do record an allowance for retroactive billing adjustments associated with timing differences related to membership reconciliations between us and our customers.

Our commercial payor mix is comprised of both large and small employer groups and represents the largest part of our accounts receivable. Self-pay is comprised of individual payors and represents an insignificant component of our business. Our payor mix concentrations and related aging of accounts receivable as of December 31, 2006 is as follows:

Aging by payor group as of 12/31/2006
	Total	0-30 Days	31-60 Days	61-90 Days	90 + Days
Commercial (Employers)	138,139	120,233	7,051	2,634	8,221
Medicaid	74,578	69,091	1,790	705	2,992
Medicare	17,881	14,346	892	499	2,144
Administrative Services Only	505	404	50	51	---
Self-pay (Individuals)	120	12	80	10	18
Total	231,223	204,086	9,863	3,899	13,375
Aging %	100.0%	88.3%	4.3%	1.7%	5.8%
Less Allowance for:
Retroactive Billing Adjustments	(20,137)	---	---	---	---
Bad Debt	(1,906)	---	---	---	---
Total Net Accounts Receivable	209,180	204,086	9,863	3,899	13,375

As explained above and supported by the aging, we have an insignificant amount of bad debt as the majority of our receivables are received in the month of initial service. Because our bad debt allowance is insignificant and our past experience has demonstrated that our estimations have proven accurate, the methodology and assumptions used to calculate bad debt expense are not deemed to be a critical accounting policy. We believe that our discussion of retroactive adjustments which is included in our critical accounting policy disclosures allows the reader of the financial statements to understand the changes to revenue and accounts receivable within a specific reporting period.

We do not have any amounts in the balances above that are pending approval from third party payors.

Mr. Jim B. Rosenberg

June 19, 2007

Critical Accounting Policies and Estimates, Medical Claims Expense and Liabilities, page 34

Comment 2

You had material prior year development for your medical liabilities. You attributed the favorable development to the lower than anticipated medical cost increases, growth in the medical cost base and uncertainties at the prior year-end regarding the Louisiana operation. Please quantify for us, in disclosure-type format, the effects of each of these factors that caused the favorable development and discuss the trends in the medical costs increases and growth in the medical cost base and whether you believe those trends will continue in future periods. In addition, disclose how you incorporated those trends in your current year loss reserve assumptions. Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Response to Comment 2

Our discussion of favorable medical claim liabilities development in our disclosure of critical accounting policies, (lower than anticipated medical cost increases, growth in the medical cost base, and uncertainties at the prior-year end regarding the effect of Hurricane Katrina on our Louisiana operations) is in reference to the year over year increase in prior year favorable development.

Regarding the staff’s comment concerning prior year development for 2006, our prior year favorable development of our medical claim liabilities was $130.9 million and is attributed to the following:

•	Lower than anticipated medical cost increases - $60 million;
•	Higher than expected completion factors - $18 million;
•	Lower than expected inpatient hospital utilization - $10 million;
•	Uncertainties at the prior-year end regarding the effect of Hurricane Katrina on our Louisiana operations - $27 million; and
•	Lower than anticipated other specific case liabilities - $16 million.

A regular element of our unpaid medical claim liability estimation process is the examination of actual results and, if appropriate, the modification of assumptions and inputs related to the process based upon review of past experience. Our reserve setting methodologies have taken these changes into consideration when determining the factors used in calculating our medical claims liabilities as of December 31, 2006 by choosing factors that reflect more recent experience. Based on this information, we reduced our claims trend and inpatient hospital utilization factors and increased our completion factors for the year ended December 31, 2006 to align more closely to the results observed during 2006.

Regarding our Louisiana operation, in late August 2005, Hurricane Katrina struck the Gulf Coast. This natural disaster caused significant business disruption for our Louisiana operation. Many contracted facilities, professional providers, and customers relocated, either temporarily or permanently. This disruption led to a dramatic reduction in claim receipts adding a great deal of uncertainty to the estimation process. For the remainder of 2005, we estimated medical claims expense for our Louisiana operations at elevated levels assuming, based upon Louisiana Emergency Rules 15 and 17, that many claims would be paid to non-contracted providers. In 2006, we recognized $27.3 million of favorable prior period development, as our Louisiana operation experienced a significantly lower volume of actual claims receipts during 2006 for dates of service in 2005. Our Louisiana operations did not experience out-of-network claims utilization that it originally expected when estimating the medical claims liabilities as of December 31, 2005.

As of December 31, 2006, the events related to Hurricane Katrina have been materially resolved and we do not expect this event to affect our current or future development of medical claims liabilities.

As stated earlier, the estimation of medical claim liabilities is by nature an estimate with the ultimate outcome driven by many factors. We continually adapt our assumptions, inputs and models to react both to what we observe compared to our prior estimates and assumptions, as well as our assessment of current conditions. Thus, the specific details of an estimate at any point in time will vary. However, with the exception of our disrupted Louisiana operations discussed above, our loss reserve estimation methodology as of December 31, 2006 is consistent with previous practices.

Mr. Jim B. Rosenberg

June 19, 2007

Critical Accounting Policies and Estimates, Goodwill and Other Long-lived Assets, page 37

Comment 3

You indicate that you engaged a valuation firm to assist management in its determination of the fair value of certain assets and liabilities of First Health. This reference suggests to an investor that you are placing reliance on the firm, which the staff believes requires the firm be named. Please advise.

Response to Comment 3

Our intent with the reference, “to assist management” was not to imply reliance, but rather, to indicate additional diligence in developing our impairment analysis. However, in the interest of avoiding any ambiguity going forward, we propose to revise our discussion within MD&A in our Form 10-K for the year ending December 31, 2007 to delete the reference to the third-party valuation. While we did engage a third-party valuation firm to assist us with our impairment analysis of the First Health segment goodwill and indefinite lived intangible asset, management takes responsibility for the methods and assumptions used in our impairment analysis of our goodwill and indefinite lived intangible assets.

We believe that our letter has addressed the Staff's comments. If you have any questions regarding our response, please contact the undersigned at (301) 581-5701 or Mr. John J. Ruhlmann, Senior Vice President and Corporate Controller, at (301) 581-5867.

Very truly yours,

/s/ Shawn M. Guertin

Shawn M. Guertin

Executive Vice President

Chief Financial Officer and Treasurer